CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,000,000	$136.40

Pricing supplement no. 823 To prospectus dated November 14, 2011, prospectus supplement dated November 14, 2011 and product supplement no. 20-I dated January 5, 2012	Registration Statement No. 333-177923 Dated November 2, 2012 Rule 424(b)(2)
Structured Investments	$1,000,000 Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF due November 20, 2013
General
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The notes are designed for investors who seek a Contingent Interest Payment with respect to each Review Date for which the closing price of one share of the Fund is greater than or equal to 70% of the Initial Share Price, which we refer to as the Interest Barrier.  In addition, if the closing price of one share of the Fund on any Review Date (other than the final Review Date) is greater than or equal to the Initial Share Price, the notes will be automatically called.  Investors in the notes should be willing to accept the risk of losing some or all of their principal and the risk that no Contingent Interest Payment may be made with respect to some or all Review Dates.

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Investors should be willing to forgo fixed interest and dividend payments, in exchange for the opportunity to receive a Contingent Interest Payment with respect to each Review Date for which the closing price of one share of the Fund is greater than or equal to the Interest Barrier.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

•	The first Review Date, and therefore the earliest date on which an automatic call may be initiated, is February 14, 2013.
•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing November 20, 2013†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The notes priced on November 2, 2012 and are expected to settle on or about November 7, 2012.
Key Terms
Fund:	The Market Vectors Gold Miners ETF (NYSE Arca symbol “GDX”) (the “Fund”)
Contingent Interest Payments:
If the notes have not been previously called and the closing price of one share of the Fund on any Review Date is greater than or equal to the Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to $22.25 (equivalent to an interest rate of 8.90% per annum, payable at a rate of 2.225% per quarter).
If the closing price of one share of the Fund on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.

Interest Barrier / Trigger Level:	34.832, which is 70% of the Initial Share Price (subject to adjustments)
Interest Rate:	8.90% per annum, payable at a rate of 2.225% per quarter, if applicable
Automatic Call:
If the closing price of one share of the Fund on any Review Date (other than the final Review Date) is greater than or equal to the Initial Share Price, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.

Payment at Maturity:
If the notes have not been previously called and the Final Share Price is greater than or equal to the Trigger Level, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.

If the notes have not been previously called and the Final Share Price is less than the Trigger Level, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return)

If the notes have not been automatically called and the Final Share Price is less than the Trigger Level, you will lose more than 30% of your initial investment and may lose all of your initial investment at maturity.

Fund Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Fund on the pricing date, which was 49.76, divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Fund on the final Review Date
Share Adjustment Factor:
Set initially at 1.0 on the pricing date and subject to adjustment upon the occurrence of certain events affecting the Fund.  See “General Terms of Notes — Additional Fund Provisions —Anti-Dilution Adjustments” in the accompanying product supplement no. 20-I for further information.

Review Dates†:	February 14, 2013 (first Review Date), May 16, 2013 (second Review Date), August 15, 2013 (third Review Date) and November 15, 2013 (final Review Date)
Interest Payment Dates†:
With respect to each Review Date other than the final Review Date, the third business day after the related Review Date.  The Contingent Interest Payment, if any, with respect to the final Review Date will be made on the maturity date.

Call Settlement Date†:	If the notes are automatically called on any Review Date, the first Interest Payment Date immediately following that Review Date
Maturity Date†:	November 20, 2013
CUSIP:	48126DGY9
†
Subject to postponement in the event of certain market disruption events and as described under “Description of Notes — Postponement of a Review Date — Notes Linked to a Single Component” and “Description of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 20-I

Investing in the Auto Callable Contingent Interest Notes involves a number of risks.  See “Risk Factors” beginning on page PS-15 of the accompanying product supplement no. 20-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.
Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$1,000,000	$10,000	$990,000
(1)
The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  For additional related information, please see “Use of Proceeds and Hedging” beginning on page PS-40 of the accompanying product supplement no. 20-I.

(2)
J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note.  See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-67 of the accompanying product supplement no. 20-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

November 2, 2012

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 20-I dated January 5, 2012 and underlying supplement no. 1-I dated November 14, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated November 2, 2012 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 20-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 20-I dated January 5, 2012: http://www.sec.gov/Archives/edgar/data/19617/000089109212000156/e46781_424b2.pdf

•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF	PS-1

What Are the Payments on the Notes, Assuming a Range of Performances for the Fund?

The following table illustrates payments on the notes, assuming a range of performance for the Fund on a given Review Date.  The hypothetical payments set forth below assume an Initial Share Price of $52.00, an Interest Barrier and a Trigger Level of $36.40 (equal to 70% of the hypothetical Initial Share Price) and reflect the Interest Rate of 8.90% per annum (payable at a rate of 2.225% per quarter).  Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

	Review Dates Prior to the Final Review Date		Final Review Date
Closing Price	Fund Appreciation / Depreciation at Review Date	Payment on Interest Payment Date or Call Settlement Date (1)(2)	Fund Return	Payment at Maturity (2)
$93.6000	80.00%	$1,022.25	80.00%	$1,022.25
$88.4000	70.00%	$1,022.25	70.00%	$1,022.25
$83.2000	60.00%	$1,022.25	60.00%	$1,022.25
$78.0000	50.00%	$1,022.25	50.00%	$1,022.25
$72.8000	40.00%	$1,022.25	40.00%	$1,022.25
$67.6000	30.00%	$1,022.25	30.00%	$1,022.25
$65.0000	25.00%	$1,022.25	25.00%	$1,022.25
$62.4000	20.00%	$1,022.25	20.00%	$1,022.25
$59.8000	15.00%	$1,022.25	15.00%	$1,022.25
$57.2000	10.00%	$1,022.25	10.00%	$1,022.25
$54.6000	5.00%	$1,022.25	5.00%	$1,022.25
$52.0000	0.00%	$1,022.25	0.00%	$1,022.25
$49.4000	-5.00%	$22.25	-5.00%	$1,022.25
$46.8000	-10.00%	$22.25	-10.00%	$1,022.25
$44.2000	-15.00%	$22.25	-15.00%	$1,022.25
$41.6000	-20.00%	$22.25	-20.00%	$1,022.25
$39.0000	-25.00%	$22.25	-25.00%	$1,022.25
$36.4000	-30.00%	$22.25	-30.00%	$1,022.25
$36.3948	-30.01%	$0.00	-30.01%	$699.90
$31.2000	-40.00%	$0.00	-40.00%	$600.00
$26.0000	-50.00%	$0.00	-50.00%	$500.00
$20.8000	-60.00%	$0.00	-60.00%	$400.00
$15.6000	-70.00%	$0.00	-70.00%	$300.00
$10.4000	-80.00%	$0.00	-80.00%	$200.00
$5.2000	-90.00%	$0.00	-90.00%	$100.00
$0.0000	-100.00%	$0.00	-100.00%	$0.00

(1)  The notes will be automatically called if the closing price of one share of the Fund on any Review Date (other than the final Review Date) is greater than or equal to the Initial Share Price.

(2)  You will receive a Contingent Interest Payment in connection with a Review Date if the closing price of one share of the Fund on that Review Date is greater than or equal to the Interest Barrier.

Hypothetical Examples of Amounts Payable on the Notes

The following examples illustrate how a payment set forth in the table above is calculated.

Example 1: The closing price of one share of the Fund increases from the Initial Share Price of $52 to a closing price of $57.20 on the first Review Date.  Because the closing price of one share of the Fund on the first Review Date is greater than the Interest Barrier, the investor is entitled to receive a Contingent Interest Payment in connection with the first Review Date.  In addition, because the closing price of one share of the Fund on the first Review Date is greater than the Initial Share Price, the notes are automatically called.  Accordingly, the investor receives a payment of $1,022.25 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $22.25 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.

Example 2: The closing price of one share of the Fund decreases from the Initial Share Price of $52 to a closing price of $26 on the first Review Date and $39 on the second Review Date and increases from the Initial Share Price of $52 to a closing price of $57.20 on the third Review Date.  Because the closing price of one share of the Fund on the first Review Date is less than the Interest Barrier, no Contingent Interest Payment is made in connection with the first Review Date; however, the closing price of one share of the Fund on each of the second and third Review Dates is greater than the Interest Barrier, so the investor is entitled to receive a Contingent Interest Payment in connection with each of the second and third Review Dates.  In addition, because the closing price of one share of the Fund on the third Review Date is greater than the Initial Share Price, the notes are automatically called.  Accordingly, the investor receives a payment of $22.25 in connection with the second Review Date and a payment of $1,022.25 per $1,000 principal amount note on the relevant Call Settlement Date, consisting of a Contingent Interest Payment of $22.25 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note, in connection with the third Review Date.  Accordingly, the total amount paid on the notes over the term of the notes is $1,044.50 per $1,000 principal amount note.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF	PS-2

Example 3: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the closing price of one share of the Fund increases from the Initial Share Price of $52 to a Final Share Price of $67.60.  The investor receives a payment of $22.25 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Final Share Price is greater than the Trigger Level and the Interest Barrier, the investor receives at maturity a payment of $1,022.25 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $22.25 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.  The total amount paid on the notes over the term of the notes is $1,089 per $1,000 principal amount note.  This represents the maximum total payment an investor may receive over the term of the notes.

Example 4: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with two of the Review Dates preceding the final Review Date and the closing price of one share of the Fund decreases from the Initial Share Price of $52 to a Final Share Price of $36.40.  The investor receives two payments of $22.25 in connection with two of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Final Share Price is equal to the Trigger Level and the Interest Barrier, even though the Final Share Price is less than the Initial Share Price, the investor receives at maturity a payment of $1,022.25 per $1,000 principal amount note, consisting of a Contingent Interest Payment of $22.25 per $1,000 principal amount note and repayment of principal equal to $1,000 per $1,000 principal amount note.  The total amount paid on the notes over the term of the notes is $1,066.75 per $1,000 principal amount note.

Example 5: The notes are not automatically called prior to maturity, Contingent Interest Payments are paid in connection with each of the Review Dates preceding the final Review Date and the closing price of one share of the Fund decreases from the Initial Share Price of $52 to a Final Share Price of $31.20.  The investor receives a payment of $22.25 in connection with each of the Review Dates preceding the final Review Date and, because the notes are not automatically called prior to maturity and the Final Share Price is less than the Trigger Level and the Interest Barrier, the investor receives at maturity a payment of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

The total amount paid on the notes over the term of the notes is $666.75 per $1,000 principal amount note.

Example 6: The notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the closing price of one share of the Fund decreases from the Initial Share Price of $52 to a Final Share Price of $26.  Because the notes are not automatically called prior to maturity, no Contingent Interest Payments are paid in connection with the Review Dates preceding the final Review Date and the Final Share Price is less than the Trigger Level and the Interest Barrier, the investor receives no payments over the term of the notes, other than a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

The hypothetical payments on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF	PS-3

Selected Purchase Considerations

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QUARTERLY CONTINGENT INTEREST PAYMENTS — The notes offer the potential to earn a Contingent Interest Payment in connection with each quarterly Review Date of $22.25 per $1,000 principal amount note (equivalent to an interest rate of 8.90% per annum, payable at a rate of 2.225% per quarter).  If the notes have not been previously called and the closing price of one share of the Fund on any Review Date is greater than or equal to the Interest Barrier, you will receive a Contingent Interest Payment on the applicable Interest Payment Date.  If the closing price of one share of the Fund on any Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date.  If payable, a Contingent Interest Payment will be made to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date.  Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

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POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE — If the closing price of one share of the Fund on any Review Date (other than the final Review Date) is greater than or equal to the Initial Share Price, your notes will be automatically called prior to the maturity date.  Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive (a) $1,000 plus (b) the Contingent Interest Payment applicable to that Review Date, payable on the applicable Call Settlement Date.

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THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED — If the notes are not automatically called, we will pay you your principal back at maturity so long as the Final Share Price is greater than or equal to the Trigger Level.  However, if the notes are not automatically called and the Final Share Price is less than the Trigger Level, you will lose more than 30% of your principal amount and could lose up to the entire principal amount of your notes.

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RETURN LINKED TO THE MARKET VECTORS GOLD MINERS ETF — The Market Vectors Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation, the investment adviser to the Market Vectors Gold Miners ETF.  The Market Vectors Gold Miners ETF trades on NYSE Arca, Inc. which we refer to as NYSE Arca, under the ticker symbol “GDX.” The Market Vectors Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index, which we refer to as the Underlying Index.  The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver.  The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange or the NYSE Amex, LLC or quoted on The NASDAQ Stock Market.  Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index.  For additional information about the Fund, see the information set forth under “Fund Descriptions — The Market Vectors Gold Miners ETF” in the accompanying underlying supplement no. 1-I.

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TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 20-I.  In determining our reporting responsibilities we intend to treat (i) the notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Interest Payments as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Tax Treatment as Prepaid Forward Contracts with Associated Contingent Coupons” in the accompanying product supplement no. 20-I.  Based on the advice of Davis Polk & Wardwell LLP, our special tax counsel, we believe that this is a reasonable treatment, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be materially affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

The U.S. federal income tax treatment of Contingent Interest Payments is uncertain, and although we believe it is reasonable to conclude that Contingent Interest Payments are not subject to U.S. withholding tax (at least if a Form W-8 is provided), a withholding agent may nonetheless withhold on these payments (generally at a rate of 30%, subject to the possible reduction or elimination of that rate under an applicable income tax treaty), unless income from your notes is effectively connected with your conduct of a trade or business in the United States.  If you are not a United States person, you are urged to consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes in light of your particular circumstances.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Fund, the Underlying Index or any of the component securities of the Fund or the Underlying Index.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 20-I dated January 5, 2012 and the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF	PS-4

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal.  If the notes are not automatically called, we will pay you your principal back at maturity only if the Final Share Price is greater than or equal to the Trigger Level.  If the notes are not automatically called and the Final Share Price is less than the Trigger Level, you will lose 1% of your principal amount at maturity for every 1% that the Final Share Price is less than the Initial Share Price.  Accordingly, under these circumstances, you will lose more than 30% of your principal amount and could lose up to the entire principal amount of your notes.

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THE NOTES DO NOT GUARANTEE THE PAYMENT OF INTEREST AND MAY NOT PAY ANY INTEREST AT ALL — The terms of the notes differ from those of conventional debt securities in that, among other things, whether we pay interest is linked to the performance of the Fund.  We will make a Contingent Interest Payment with respect to a Review Date only if the closing price of one share of the Fund on that Review Date is greater than or equal to the Interest Barrier.  If the closing price of one share of the Fund on that Review Date is less than the Interest Barrier, no Contingent Interest Payment will be made with respect to that Review Date, and the Contingent Interest Payment that would otherwise have been payable with respect to that Review Date will not be accrued and subsequently paid.  Accordingly, if the closing price of one share of the Fund on each Review Date is less than the Interest Barrier, you will not receive any interest payments over the term of the notes.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See “Executive Overview — Recent Developments,” “Liquidity Risk Management — Credit Ratings,” “Item 4. Controls and Procedures” and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

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THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED, AND YOU WILL NOT PARTICIPATE IN ANY APPRECIATION IN THE PRICE OF THE FUND — The appreciation potential of the notes is limited to the sum of any Contingent Interest Payments that may be paid over the term of the notes, regardless of any appreciation in the price of the Fund, which may be significant.  You will not participate in any appreciation in the price of the Fund.  Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Fund during the term of the notes.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 20-I for additional information about these risks.

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THE BENEFIT PROVIDED BY THE TRIGGER LEVEL MAY TERMINATE ON THE FINAL REVIEW DATE— If the Final Share Price is less than the Trigger Level, the benefit provided by the Trigger Level will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Fund.  Because the Final Share Price will be determined based on the closing price on a single day near the end of the term of the notes, the price of the Fund at the maturity date or at other times during the term of the notes could be greater than or equal to the Trigger Level.  This difference could be particularly large if there is a significant decrease in the price of the Fund during the later portion of the term of the notes or if there is significant volatility in the price of the Fund during the term of the notes, especially on dates near the final Review Date.

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THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT — If the notes are automatically called, the amount of Contingent Interest Payments made on the notes may be less than the amount of Contingent Interest Payments that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus the Contingent Interest Payment applicable to the relevant Review Date.

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REINVESTMENT RISK — If your notes are automatically called, the term of the notes may be reduced to as short as three months and you will not receive any Contingent Interest Payments after the applicable Call Settlement Date.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the maturity date.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While any payment on the notes described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes.  As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  This secondary market price will also be affected by a

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF	PS-5

number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Fund or the equity securities held by the Fund or included in the Underlying Index would have.

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NO AFFILIATION WITH THE FUND — We are not affiliated with the Fund.  We have not independently verified any of the information about the Fund contained in this pricing supplement.  You should undertake your own investigation into the Fund.  We are not responsible for the Fund’s public disclosure of information, whether contained in SEC filings or otherwise.

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RISK OF THE CLOSING PRICE OF THE FUND FALLING BELOW THE INTEREST BARRIER OR THE TRIGGER LEVEL IS GREATER IF THE CLOSING PRICE OF THE FUND IS VOLATILE — The likelihood of the closing price of one share of the Fund falling below the Interest Barrier or the Trigger Level will depend in large part on the volatility of the closing price of the Fund — the frequency and magnitude of changes in the closing price of the Fund.

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THERE ARE RISKS ASSOCIATED WITH THE FUND — Although the Fund’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market.  The Fund is subject to management risk, which is the risk that the investment strategies of the Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results.  These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.

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DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX — The Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index.  In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index.  All of these factors may lead to a lack of correlation between the Fund and the Underlying Index.  In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index.  Finally, because the shares of the Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund.  For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

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RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES — All or substantially all of the equity securities held by the Market Vectors Gold Miners ETF are issued by gold or silver mining companies.  Because the value of the notes is linked to the performance of the Market Vectors Gold Miners ETF, an investment in these notes will be concentrated in the gold and silver mining industries.  Competitive pressures may have a significant effect on the financial condition of companies in these industries.  Also, these companies are highly dependent on the price of gold or silver, as applicable.  These prices fluctuate widely and may be affected by numerous factors.  Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events.  Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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HEDGING AND TRADING IN THE FUND — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Fund or instruments related to the Fund.  We or our affiliates may also trade in the Fund or instruments related to the Fund from time to time.  Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity.  It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

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THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund.  However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund.  If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the closing price of one share of the Fund on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF	PS-6

•	the actual and expected volatility in the closing price of the Fund;

•	the time to maturity of the notes;

•	the likelihood of an automatic call being triggered;

•	whether the closing price of one share of the Fund is less than the Interest Barrier and the Trigger Level on the relevant Review Date;

•	the dividend rates on the Fund and the equity securities underlying the Fund;

•	the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor;

•	interest and yield rates in the market generally as well as in the markets of the equity securities held by the Fund;

•	a variety of economic, financial, political, regulatory and judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF	PS-7

Historical Information

The following graph sets forth the historical performance of the Market Vectors Gold Miners ETF based on the weekly historical closing prices of one share of the Fund from January 5, 2007 through November 2, 2012.  The closing price of one share of the Fund on November 2, 2012 was $49.76.  We obtained the closing prices of one share of the Fund below from Bloomberg Financial Markets, without independent verification.

The historical performance of the Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Fund on any Review Date.  We cannot give you assurance that the performance of the Fund will result in the return of any of your initial investment or the payment of any interest.  We make no representation as to the amount of dividends, if any, that the Fund will pay in the future.  In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Fund.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

JPMorgan Structured Investments — Auto Callable Contingent Interest Notes Linked to the Market Vectors Gold Miners ETF	PS-8